Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-157385
Cameco
NUCLEAR. The Clean Air Energy.
Please note that statements made in this handout, including statements regarding the company’s objectives, projections, estimates, expectations or predictions, contain forward-looking information and statements within the meaning of applicable Canadian and U.S. securities laws. The company cautions that such information and statements involve risk and uncertainty, and that actual results could differ materially from those contained in them. In addition, certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections reflected in them. Additional information about the material factors that could cause actual results to differ materially, and the material factors or assumptions that were applied, are contained at the end of this handout.
Contacts:
Bob Lillie, Director
Investor Relations
Ph: 306.956.6639
bob_lillie@cameco.com

Rachelle Girard, Manager
Investor Relations
Ph: 306.956.6403
rachelle_girard@cameco.com

www. cameco. com

Jerry Grandey President and CEO Cameco Corporation February 2009

Florida Nuclear Capacity

Note Regarding Share Offering “Cameco Corporation has filed a registration statement (including a prospectus) with the SEC (File No. 333-157385) for an offering of its common shares. Before you invest, you should read the prospectus in that registration statement and other documents that Cameco Corporation has filed with the SEC for more complete information about Cameco Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Cameco Corporation, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling toll free 1-800-414-3627. In addition, a copy of the prospectus will be available on the company’s website at cameco.com under the investors’ page financial reporting section.”

Forward-Looking Statements
“Please note that statements made in this presentation, including statements regarding the company’s objectives, projections, estimates, expectations or predictions, contain forward-looking information and statements within the meaning of applicable Canadian and U.S. securities laws. The company cautions that such information and statements involve risk and uncertainty, and that actual results could differ materially from those contained in them. In addition, certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections reflected in them. Additional information about the material factors that could cause actual results to differ materially, and the material factors or assumptions that were applied, are contained in the company’s annual information form dated March 28, 2008 and the company’s MD&A for the year ended 2008, all of which are available on SEDAR and EDGAR, as well as through a link on the page of the company’s website which also contains the link to this presentation.”

Economic Turmoil global recession uncertain times * 2004 * * * 2008 *TSX Composite Index Performance *Dow Jones Industrial Average Performance

Cameco Corporation positioned to provide clean, reliable energy

Cameco Advantage stable customer base reliable revenue streams strong cash flow solid balance sheet

Cameco Strengths world-class reserves low-cost operations

Worldwide Nuclear Growth long-term fundamentals remain strong 436 reactors operating in 34 countries Photo source: NASA

Nuclear Growth Potential
US, Europe and Asia US utilities moving ahead
China, Russia and India Photo Source: AREVA © Paiva Bourdon recommitted to long-
term plans solid evidence nuclear renaissance is alive

Cameco’s New Build Outlook 109 GWe Net Change* GWe Gross 2009-2018 110 21 100 90 80 Russia & Eastern Europe 34 70 China 60 Asia 50 Americas 40 35 30 Europe 20 9
* 10 10 0 * represents 97 net new reactors * represents 97 net new reactors

Primary Supply vs Consumption million lb U3 O8 200 150 100 50 0 2006 2007 2008E 2009E supply consumption

Uranium Market million lb U3 O8 2009-2018 2500 Required 2000 New supply deficit World Production of about 400 1500 Consumption million lbs Secondary Sources more new 1000 production
* Existing needed Primary 500 Mine Production 0 * does not include projects under construction Source: Cameco’s estimate

Spot Price Volatility Current $US / lb U3 O8
$150 $125 $100 $75 $50 $25 $0
7 7 7 7 8 8 8 8 9 — 0 — 0 — 0 — 0 — 0 - 0 — 0 — 0 — 0 n t n t n a pr ul c a ul c a J A J O J Apr J O J Spot Price* Long-term price**
* average monthly spot price: Ux value at Feb. 9, 2009 — $47.00 ** Ux long-term price at Feb. 9, 2009 — $70.00

Spot Market Influences
thinly traded volumes utility needs: zuncovered requirements zinventory management producer needs: zcover commitments zraise cash speculators

Cameco’s Opportunities strategically positioned for future grew asset base core of production capability

Cameco’s Strategic Position
strategic alliances and acquisitions zNunavut, Niger, Kintyre continue global exploration reinvest in existing infrastructure

Production Operations
Canada reserves of 333 million lb (Cameco share 232 m lb) 21% U3O8 average ore grade transitioning to new mine McArthur River/Key Lake areas reserves of 17.5 million lb average ore grade of 1% U3O8 added to reserve base in 2008 Rabbit Lake

Cigar Lake Project Canada add 18 million lb U3O8 to uranium
market annually (Cameco share 9 m lb) reserves of 226 million lb U3O8 (Cameco share 113 m lb) 21% U3O8 average ore grade

Cigar Lake Remediation

Cigar Lake Project Plan Going Forward identified source on 420 m level install bulkheads inject grout and concrete into tunnel test integrity process to take most of 2009

In-situ Recovery Operations US and Kazakhstan production to increase at all sites Inkai expects commercial Smith Ranch — Highland, Wyoming production in 2009 Crow Butte, Nebraska Inkai

More Than Mining Nuclear Fuel Cycle

Revenue Financial Highlights 3,000 2,859 CDN $ million 2,500 2,310 2,000 1,832 1,500 excellent results 1,000 500 record revenue 0 2006 2007 2008 Cash Flow Adjusted Net Earnings 1,000 800 801
800 708 572 589 600 600 418 400 400 274 200 200 0 0 2006 2007 2008 2006 2007 2008

Rewarding Investment
robust outlook for nuclear energy & uranium unparalleled uranium asset base vertically integrated operations long-term contracting strategy strong financial performance

cameco.com TSX — CCO TSX 60 NYSE — CCJ

Presentation Script
Jerry Grandey
BMO Florida Feb 24, 2009
Word Count: 2733 (~24 minutes)
Final Feb 17
Slide 1 — Intro
Good morning.
Slide 2 — Florida Nuclear Capacity
It’s a great pleasure to be here in Florida with you to talk about Cameco. Florida is one of the states leading the way in the drive for new nuclear construction, and is taking a common sense approach to facilitate the financing of the, not insignificant, capital costs. Four new units are on the drawing boards, deemed necessary by the state regulator to meet the clean electricity needs of the region.
With this nearby evidence of the nuclear renaissance, I intend to provide you an overview of Cameco’s operations and markets which are poised to reap the benefits, both near and long-term, of that renaissance.
Slide 3 - FLI Disclaimer
Before I begin, I reiterate that our presentation includes forward-looking information, which is based on a number of assumptions, and that actual results could differ materially. Please refer to our annual information form and MD&A for more information.

Slide 4 — Economic Turmoil
The world is a much different place than it was a year ago when we met in this same venue. Turmoil in the world’s economy has reached unprecedented levels, the global recession engulfs more and more sectors and previously rock-solid industries such as resources, banking and autos have fallen precipitously. Governments are taking action, but it is not clear they will succeed or be sufficient.
We are living in uncertain times, and it is easy to get swallowed up in the gloom, pessimism and fear, and give up hope.
Slide 5 — Cameco Corporation
But that’s not how we, at Cameco, see things.
Although Cameco is not immune to what is going on in the world, we are well positioned to fulfill our mission — to provide clean, reliable energy — that can help meet the growing requirement for low-cost electricity in an energy-hungry world.
Slide 6 — Cameco Advantage
In many ways, we are in an enviable position.
We have a solid balance sheet and credit rating, as well as strong cash flow.
Unlike many companies, we have exceptionally reliable revenue streams. Our customers:
•	operate their low-cost nuclear plants at maximum capacity to meet the baseload requirements of their customers;

•	they have good credit ratings;

•	are in stable countries and are often government-owned or have a regulated rate structure, and

•	they continue to consume the same amount of uranium whether the local economy is weak or strong.
The sales contracts we have were negotiated when uranium prices were on their way up the price curve. About 65% reference market prices and many of these provide downside protection with attractive floor prices. The remaining contracts have fixed prices with inflation protection.
So our revenue is reliable and relatively predictable with upside opportunity.
Slide 7 — Cameco Strengths
Our revenue and earnings are also driven by our world-class reserves and low-cost operations in Canada, the US and Kazakhstan. Our pipeline for future production is fed with highly prospective global exploration properties.
And with the resurgence of the nuclear industry together with our talented and dedicated people, a good foundation for Cameco’s future is in place. Nevertheless, in these uncertain times, our outlook remains cautious. We are taking a measured approach to further secure our position until the markets return to a more normal state.
Our financial partners have recognized our inherent strength and prudent approach as we reported last week, we have recently negotiated an extension and increase to our $470 million short-term credit facility along with a new credit line of up to $100-million.
Cameco’s strengths position it to benefit from the industry’s long term fundamentals which remain robust.
Slide 8 — Worldwide Nuclear Growth
Today, the global nuclear industry operates a fleet of 436 reactors in 34 countries. In 2009, we estimate these reactors will require about 180 million pounds of uranium.
Slide 9 -Nuclear Growth Potential (US, Europe and Asia)
In the US, a number of utilities continue to move ahead aggressively, evidenced by the 17 construction and operating licences that have been filed for 26 new reactors. Long lead time items like reactor vessels are being ordered. At some sites, preliminary site work like land clearing and construction of support roads should begin this year.
License reviews generally take 2 to 3 years before they are approved, so financial markets are likely to improve in that time frame.
Given all of the circumstances, we expect there will be 4 to 8 new reactors constructed in the US over the next decade.
In other regions, China, Russia and India have all recommitted to long-term plans for increasing electricity supplies through aggressive nuclear plant construction programs.

Indeed, this past month has seen a number of remarkable developments providing solid evidence that the nuclear renaissance is alive and well.
•	Sweden abandoned its long-standing nuclear phase-out program concluding that alternatives will be insufficient to provide the needed electricity,

•	China is debating increasing its nuclear construction program from 40 GWe to 60 or 70 GWe by 2020,

•	India is implementing plans with four separate nuclear plant vendors to build light water reactors,

•	Georgia are likely to follow Florida in providing an encouraging nuclear plant investment climate,

•	Finland, notwithstanding the first of a kind problems with the new EPR at Olkiluoto, has an application for a sixth unit, and

•	South Korea’s generation blueprint anticipates that by 2022 roughly half the countries’ electricity will be nuclear generated.
Slide 10 — Cameco’s New Build Outlook
When we look at how the growing support for nuclear will affect uranium demand, we estimate a net increase of 97 reactors by 2018. This translates into annual demand for uranium of about 226 million pounds. That’s an average annual growth rate of almost 3%.
Better reactor operations, reactor upratings, life extensions and the construction of new units will help drive this demand growth. And new construction will likely produce additional inventories. Indeed, both China and India are building inventory to support their nuclear energy programs.

Slide 11 — Primary Supply vs. Consumption
On the supply side, world uranium comes from primary mine production plus a number of secondary sources.
In 2008, uranium mines collectively struggled to achieve production targets. Last year at this time, we expected mine production of about 128 million pounds of uranium. Output was actually about 115 million pounds. This supplied only two-thirds of reactor requirements with the balance drawn from a variety of secondary sources including finite civilian and military inventories, and some recycled products.
Slide 12 - Uranium Market (2009 — 2018)
The continuing drawdown of secondary sources is expected to make up only a portion of the cumulative production deficit through the next decade. We estimate about 400 million pounds of expansions and new mine production will be required; but this will not be easy. For two decades, there was almost no investment in either exploration or new mine development because uranium prices were below the production costs of most suppliers. Higher uranium prices of the recent past have stimulated activity, but the time for discovery, licensing and construction in this industry is lengthy.
So today, with existing operations at capacity and relatively few projects in the pipeline, the production has been unable to rebound as quickly as uranium prices have.
Indeed, world production of uranium has increased only 24% since uranium prices began to rise in 2003. Whereas, at today’s spot price, the price of uranium has increased three-fold over the 2003 average.
The current financial turmoil is likely to put additional pressure on the development of new production capacity making it even more difficult to catch up with consumption and inventory building. Evidence of this is already apparent in mine closures and delays.
Slide 13 — Spot Price Volatility
With these overwhelmingly positive, long-term market fundamentals, volatility in the spot price over the past year has raised concern over where the market is heading.
Today, the spot price is $47 and the long-term price, which has been more stable, is at $70. (check prices prior to delivery)
Slide 14 — Spot Market Influences
For those who follow the market, this volatility is not surprising. The spot market is thinly traded. Minor quantities can result in large price movements.
The short-term requirements of most utilities are well covered, and therefore, they are largely on the sidelines.
Utilities evaluate their positions as prices rise and fall. Over time, they will step in and out of the spot market, depending on their need to contract for uncovered requirements and/or their desire to build or sell inventories. Today, this leaves the fate of the spot market in the hands of producers needing to sell uncommitted material or cover shortages, and to speculators.
Given the financial crisis and the pressure on cash, we expect that prices will remain volatile in 2009 as well as over the next few years. When demand is weak, prices will moderate, while any significant hiccup in planned production or inventory building could cause spot prices to spike upwards.
Of course, prices will eventually stabilize within a range that supports exploration and the new mine development necessary to meet future demand and ensure a viable production industry.
Slide 15 - Cameco’s Opportunities
In the past, despite record financial performance, Cameco has been criticized for refusing to jump on the acquisition bandwagon while uranium spot prices soared.
The fact is, over the years, we have been very active: acquiring, evaluating and strategically positioning for the future.
Much of Cameco’s past growth through acquisition occurred when uranium prices were in the trough of the cycle. In the late 1990’s and into this decade, we bet heavily on price recovery and snapped up some of the best uranium properties in Canada, the United States and Kazakhstan.
In 2008, these properties continue to be the core of our production capability.
Today, uranium prices are experiencing volatility and capital markets have become unfriendly. Until stability returns, smaller companies are turning to partnerships, joint ventures and asset sales to raise the funds needed to survive and expand.
As in the past, this is an opportunity for Cameco.
Slide 16 - Cameco’s Strategic Position
In addition to the global thrust of our exploration program, we have entered into several strategic alliances. This complementary approach to exploration has created a portfolio of future options for Cameco with footprints in promising regions like Nunavut and Niger. When a discovery is made, we will have the right to increase our interest in these partnerships and gain a direct line of sight to a potential production centre.
In August 2008, we announced the acquisition of a 70% interest in Kintyre, an advanced uranium exploration project in Western Australia. This investment expands our portfolio of quality uranium assets, adding potential for lower-cost production and diversifying our deposit types.
As we look for further opportunities to grow, particularly in uranium mining, we will also continue to protect and expand our market position by reinvesting in existing infrastructure.
For Cameco, this includes expansion of our in situ recovery operations in the US, and revitalization of the Key Lake and Rabbit Lake mills in Saskatchewan and the Port Hope conversion facility in Ontario.

These revitalization projects will:
•	Protect the environment;

•	Simplify and update existing technology;

•	Replace aging infrastructure, and

•	Improve the quality of life at our remote camps.
Slide 17 — Production Operations (Canada)
Our current operating assets and development projects include the high-grade, low-cost Canadian operations in Saskatchewan’s Athabasca Basin.
That includes McArthur River, with an average ore grade of 21% — more than 100 times the world average — where we are transitioning from the current mining area to a new area that promises to sustain operations for many years.
Also in Saskatchewan, our Rabbit Lake mine has produced 175 million pounds of uranium in its three decades of operation. In 2008, we added to Rabbit Lake’s reserve base which will continue to support production of significant quantities of uranium for several more years. We are optimistic that our ongoing exploration program will extend the operating record even further.
Slide 18 — Cigar Lake Project (Canada)
We expect Cigar Lake to generate 9 million pounds of uranium production for Cameco, once our remediation and construction efforts are complete and we ramp up to full production. Cameco’s share of reserves at Cigar Lake is

113 million pounds of U3O8 at an average ore grade of 21%.
Slide 19 — Cigar Lake Remediation
We reported last August that remediation work in Shaft 1 at Cigar Lake was temporarily suspended after an increase in the rate of water inflow to the mine was observed. This was particularly disappointing for us as excellent progress had been made.
Slide 20 — Cigar Lake Project (Plan Going Forward)
Because we knew there was always a risk of further water inflow, contingencies had been built into the Cigar Lake remediation plan. So when it happened, we had both the systems and governance in place to handle the problem. As a result, the plan was well executed with no safety or environmental issues. Since then, the team has made significant progress on the path forward.
As we reported in our fourth quarter results, through the use of remotely operated vehicles, we have identified the source of the August inflow. It is a fissure located in the top of the tunnel on the 420 metre level — a tunnel that was abandoned in the 1990’s.
Drilling from surface, we intend to seal the tunnel with remotely installed bulkheads on either side of the inflow location and then fill the tunnel with concrete and grout.
While we expect this process to take the better part of 2009, Cameco and our partners are committed to bringing this valuable asset into production. We will continue to keep you updated on our findings and progress.
Slide 21 — In-situ Recovery Operations (US & Kazakhstan)
Cameco has three operations outside of Canada that use the in situ recovery mining process: in the US, Crow Butte in Nebraska and Smith Ranch-Highland mine in Wyoming, and in Kazakhstan, Inkai, which is nearing commercial production. All three are expected to increase their production in the coming years.
* * *
Slide 22 — More Than Mining (Nuclear Fuel Cycle)
Cameco is more than just mining. Our uranium production foundation is strengthened by vertically integrated operations that allow us to capitalize fully on the nuclear renaissance.
We are one of only four uranium hexafluoride (UF6) conversion suppliers in the western world, with about 35% of conversion capacity through our operations in Port Hope, Ontario and long term capacity contract with Springfields Fuels in the UK.
In addition to our conversion operations, we also have Candu fuel manufacturing facilities in Port Hope.
And we have a 31.6% investment in nuclear electricity generation through our Bruce Power partnership in Ontario.

Our recent investment in Global Laser Enrichment expands and integrates Cameco’s interests in the nuclear fuel cycle and, if successful, will support the development of a new generation of laser-based enrichment technology.
* * *
Slide 23 — Financial Highlights
As we reported last week, despite some operating challenges, 2008 was another year of excellent results for Cameco with record revenues of $2.9 billion and robust cash flow from operations of $700 million. Despite volatile markets, we expect another solid performance in 2009 driven by our uranium business with the resilient pricing in our long term contracts and our diversified production capability.
Slide 24 — Rewarding Investment
These are exciting times for the uranium industry. And Cameco is well positioned as an exceptional investment proposition. This is particularly so, when you take into account:
1. The robust outlook for nuclear energy and uranium,
2. Our unparalleled uranium asset base,
3. Our vertically integrated operations,
4. Our long-term contracting strategy which positions us for increasing cash flow and profitability, and
5. Our strong financial performance and conservative approach to financial management.

We are confident that these strengths will enable us to realize the benefits of the discipline and strategies executed over the past 20 years. And our financial flexibility should allow us to seize value-adding opportunities as they arise.
Finally, our renewed focus on safety, operational excellence and environmental leadership will permit us to leverage our assets to generate even greater returns for our shareholders, in the future.
Thank you for your interest in Cameco and for your attention today.
Slide 25 — Trading Symbols

Caution Regarding Forward-Looking Information and Statements
Statements contained in this handout, and made orally during this presentation, which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences containing words such as “estimate”, “expect”, “likely”, “will”, “are confident”, “plan”, “intend” and “outlook”, and the negative of these words, or variations of them, are all indicative of forward-looking information and statements.
The forward-looking information and statements included in this handout, and made orally during this presentation, are subject to material risk factors that could cause actual results to differ materially, and are based upon a number of material assumptions which may prove to be incorrect. For example: our expectations regarding production from our uranium operations in 2009, and future production levels, are subject to the risk that we will not be able to implement our plans for commencing, sustaining or increasing production and capacity, including at Cigar Lake, our other Canadian and U.S. operations and at Inkai, and the risk of delays, natural disasters or other unforeseen occurrences, and assume that we will be successful in fully utilizing our existing resource base, making new discoveries, completing our Cigar Lake project remediation plans, commencing commercial production at Inkai in 2009 and completing desirable acquisitions; our expectations regarding uranium prices, their degree of volatility and their impact on our returns assume that our overall average realized price under existing and future sales contracts will remain constant or continue to rise, and are subject to the risk that unforeseen changes in spot prices or the composition of our sales contract portfolio will lead to unforeseen results; our expectations regarding Cameco’s strategic position, performance in 2009, future prospects and market position assume the success and competitive advantage of our business strategy, and are subject to the risk that we, or the strategic alliances and joint ventures in which we participate, will not be successful in exploiting the opportunities being pursued; we have made assumptions regarding uranium spot prices and the US/Canadian dollar exchange rate, which are subject to the risk of fluctuations that could be materially adverse to us; and our estimates and assumptions regarding increasing demand for nuclear energy and uranium, the nuclear growth potential in Europe, Asia and the United States, the number of new reactors expected to be built between 2009 and 2018 and a shortfall of supply relative to demand are subject to the risk that the number of reactors will not increase to the same degree that we expect, and that the actual demand levels for nuclear power will be significantly lower than we expect.
There may be other material risk factors and assumptions that cause actual results to vary materially from the forward-looking information and statements included in this handout, and made orally during this presentation. See our current Annual Information Form and our MD&A for the year ended December 31, 2008, including the sections in them titled “Caution Regarding Forward-Looking Information and Statements”.
The forward-looking information and statements contained in this handout, and made orally during this presentation, represent management’s views as of the date of this presentation in February 2009 and should not be considered current as of any subsequent date. While we anticipate that subsequent developments may cause our views to change, we specifically disclaim any obligation to update our views except to the extent required by applicable securities laws. This forward-looking information is presented for the purpose of assisting you in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
Cautionary Note to Shareholders in the United States
Information contained in this handout, and made orally during this presentation, regarding our reserves has been prepared in accordance with the requirements of securities laws in effect in Canada. National Instrument 43-101 -Standards of Disclosure for Mineral Project (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve estimates contained in this presentation have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral reserve information contained in this handout and made orally during this presentation may not be comparable to similar information disclosed by United States companies.